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                                                                                                  Exhibit 12

PP&L RESOURCES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of Dollars)

                                                       12 Months
                                                         Ended
                                                  September 30, 1997   1996   1995   1994   1993   1992
Fixed charges, as defined:
  Interest on long-term debt ....................                $198   $207   $213   $214   $226   $240
  Interest on short-term debt
     and other interest .........................                  25     17     18     18     13     12
  Amortization of debt discount, expense
    and premium - net............................                   2      2      2      2      2      1
  Interest on capital lease
    obligations
      Charged to expense ........................                  11     13     15     12      9     10
      Capitalized ...............................                   2      2      2      1      1      2
  Estimated interest component of
    operating rentals ...........................                  18      8      8      6      5      5
  Proportionate share of fixed charges
    of 50-percent-or-less-owned
    persons .....................................                   1      1      1      1      1      1

          Total fixed charges ...................                $257   $250   $259   $254   $257   $271

Earnings, as defined:
  Net income ....................................                $286   $329   $323   $216   $314   $306
  Preferred and Preference Stock Dividend
    Requirements.................................                  24     28     28     28     34     40
  Less undistributed income of less
    than 50-percent-owned persons ...............                -      -      -      -      -      -
                                                                  310    357    351    244    348    346

Add (Deduct):
  Federal income taxes ..........................                 169    189    195    198    163    145
  State income taxes ............................                  54     64     62     77     64     65
  Deferred income taxes .........................                  39     10     15    (45)    22     33
  Investment tax credit - net ...................                 (10)   (10)   (10)   (12)   (14)   (14)
  Income taxes on other income and
    deductions - net ............................                   5      0     24    (38)    (1)     0
  Amortization of capitalized
    interest on capital leases ..................                   3      4      5      9     12     13
  Total fixed charges as above
    (excluding capitalized interest
    on capital lease obligations) ...............                 255    248    257    253    256    271

          Total earnings ........................                $825   $862   $899   $686   $850   $859

Ratio of earnings to fixed
  charges .......................................                3.21   3.45   3.47   2.70   3.31   3.15


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